FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2011

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces First Quarter 2011 Results

Lima, Peru, April 28, 2011 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the first quarter 2011. All figures have been prepared in accordance with Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“Net income during the first quarter was US$218.3 million, a 40% increase when compared to the figure reported in 1Q10 (US$156.4 million), mainly due to a 171% increase in operating income.

EBITDA from Buenaventura’s Direct Operations was US$205.0 million, 142% higher than the figure reported in 1Q10 (US$84.6 million), while EBITDA including Yanacocha and Cerro Verde increased 40%, from US$280.1 million in 1Q10 to US$394.6 million in 1Q11.

These results were mainly driven by an increase in gold, silver and copper sales from Buenaventura’s direct operations, as well as the higher metal prices.

It is important to note the positive impact of Buenaventura’s new La Zanja operation when comparing 1Q11 vs. 1Q10 operating results”.

Financial Highlights (in millions of US$, except EPS figures):

	1Q11	1Q10	Var%
Total Revenues	375.7	201.7	86%
Operating Income	176.5	65.2	171%
EBITDA (BVN Direct Operations)†	205.0	84.6	142%
EBITDA (inc. Yanacocha and Cerro Verde) †	394.6	280.1	41%
Net Income	218.3	156.4	40%
EPS*	0.86	0.61	40%

(*) As of March 31, 2011, Buenaventura had a total of 254,442,328 shares outstanding.

Buenaventura
First Quarter 2011 Results

Operating Revenue

During 1Q11, net sales were US$363.5 million, a 94% increase when compared to the US$187.6 million reported in 1Q10. This was explained by an increase in the volume of gold, silver and copper sold, as well as higher realized prices across all metals.

Royalty income in 1Q11 decreased 13% from US$14.1 million reported in 1Q10 to US$12.3 million in 1Q11 due to lower gold volume sold at Yanacocha.

Operating Highlights	1Q11	1Q10	Var%
Net Sales (in millions of US$)	363.5	187.6	94%
Average Realized Gold Price Gold (US$/oz)*	1,393	1,115	25%
Average Realized Gold Price (US$/oz) inc. Yanacocha	1,387	1,114	25%
Average Realized Silver Price (US$/oz)*	31.78	17.06	86%
Average Realized Lead Price (US$/MT)*	2,601	2,186	19%
Average Realized Zinc Price (US$/MT)*	2,423	2,254	7%
Average Realized Copper Price (US$/MT)*	9,642	7,288	32%

(*) Buenaventura’s Direct Operations

Sales Content
	1Q11	1Q10	Var%
Gold (in oz)*	120,426	98,245	23%
Gold (in oz) inc. Yanacocha	243,849	278,868	-13%
Silver (in oz)*	3,697,027	2,738,939	35%
Lead (in MT)*	2,772	5,354	-48%
Zinc (in MT)*	7,888	11,364	-31%
Copper (in MT)*	7,166	2,105	240%

(*) Buenaventura Direct Operations

Buenaventura
First Quarter 2011 Results

Production and Operating Costs

Buenaventura’s equity production1 in 1Q11 was 116,270 ounces of gold, 19% higher than the 97,770 ounces reported in 1Q10. Silver production in 1Q11 was 3.5 million ounces, an 18% increase when compared to the figure reported in 1Q10 (3.0 million oz).

Equity Production1
	1Q11	1Q10	Var%
Gold (oz)	116,270	97,770	19%
Gold (oz) inc. Yanacocha	242,076	282,321	-14%
Silver (oz)	3,533,975	2,988,453	18%
Lead ( MT)	3,092	4,284	-28%
Zinc ( MT)	2,608	7,451	-65%
Copper (MT) inc. Cerro Verde	18,760	15,424	22%

Orcopampa’s (100% owned by Buenaventura) production from the Chipmo mine in 1Q11 was 73,570 ounces, 13% higher than the 65,130 ounces reported in 1Q10, while the old tailings treatment produced 4,954 gold ounces (compared to 6,989 ounces in 1Q10). As a consequence, total gold production in 1Q11 was 78,524 ounces, 9% higher than the 72,119 ounces reported in 1Q10. (See Appendix 2)

Cash operating cost in 1Q11 was US$373/oz, 12% higher when compared to 1Q10 (US$333/oz). This was mainly explained by the 29% decrease in gold production from the treatment of old tailings, increased consumption of support supplies and higher labor costs.

At Poracota, gold production in 1Q11 was 12,101 ounces, a decrease of 13% when compared to 1Q10 (13,929 ounces) due to an 18% decrease in the ore grade (See Appendix 2). Cash operating cost was US$982/oz, 17% higher than the figure reported in 1Q10 (US$840/oz), explained by a 27% increase in diamond drilling.

Total royalties paid to the government at both Orcopampa and Poracota in 1Q11 totaled US$2.7 million.

At Uchucchacua (100% owned by Buenaventura), total silver production in 1Q11 was 2.5 million ounces, an increase of 23% when compared to 2.0 million ounces in 1Q10, due to 21% increase in ore volume treated (See Appendix 2). Zinc production in 1Q11 was 1,902 MT, an increase of 25% from the 1,516 MT reported in 1Q10, while lead production increased 12% (1,974 MT in 1Q11 vs. 1,756 MT in 1Q10).

Cash operating cost in 1Q11 was US$14.98/oz, a 35% increase compared to US$11.12/oz in 1Q10. This increase was primarily due to a 35% rise in contractor expenses due to increased drifting work, and higher royalties paid to the government, as well as higher commercial deductions to payable silver content, in each case due to the increased price of silver.

Total royalties paid to the government at Uchucchacua in 1Q11 totaled US$1.5 million.

1 Production includes 100% of Buenaventura’s operating units, 100% of CEDIMIN, 53.06% of La Zanja and 46.08% of El Brocal.

Buenaventura
First Quarter 2011 Results

At Antapite (100% owned by Buenaventura), total production in 1Q11 was 8,254 ounces of gold, an increase of 17% compared to 1Q10 (7,069 ounces), mainly due to a 19% increase in ore treated (See Appendix 2).

Gold cash operating cost in 1Q11 was US$916/oz, 15% higher than in 1Q10 (US$799/oz), mainly due to an increase in labor costs.

Total royalties paid to the government at Antapite in 1Q11 totaled US$0.3 million.

La Zanja (53.06% owned by Buenaventura) total production in 1Q11 was 25,151 ounces of gold (13,345 ounces attributable to Buenaventura), while the cash operating cost was US$386/oz.

Total royalties paid to the government at La Zanja in 1Q11 totaled US$0.4 million.

At El Brocal (46.08% owned by Buenaventura), full capacity of the concentrator plant was devoted to copper ore treatment to leverage the high copper prices in 1Q11.

Copper production for 1Q11 was 7,473 MT, 249% higher than 1Q10 (2,142 MT). Copper cash cost for 1Q11 was US$3,220/MT, a 22% decrease when compared to the US$4,137/MT reported in 1Q10 due to higher by-product contribution from the silver and gold content in concentrate. Silver production in 1Q11 was 453,674 ounces, 26% lower than the 609,867 ounces produced in 1Q10.

Total royalties paid to the government at Colquijirca and Marcapunta in 1Q11 totaled US$0.8 million.

Operating Expenses

General and administrative expenses in 1Q11 were US$17.0 million, 51% higher than the figure reported in 1Q10 (US$11.3 million) due to higher administrative labor expenses.

Exploration Costs in Non-Operational Mining Sites

Exploration costs at non-operational mining sites, which include care and maintenance, in 1Q11 were US$10.6 million, a 35% increase compared to the US$7.9 million reported in 1Q10. Buenaventura’s main exploration efforts were focused at the Marcapunta (US$1.9 million), La Joya (US$0.8 million) and Mallay (US$2.3 million) projects.

Operating Income

Operating income in 1Q11 was US$176.5 million, a 171% increase compared to the US$65.2 million reported in 1Q10. This increase was mainly due to the 94% increase in net sales as a result of higher average realized prices and increases in the volume of gold, silver and copper sold.

Buenaventura
First Quarter 2011 Results

Share in Affiliated Companies

During 1Q11, Buenaventura’s income from non-consolidated affiliates was US$105.7 million, 6% lower than the US$112.3 million reported in 1Q10. Yanacocha’s contribution to these results decreased 32%, from US$70.6 million in 1Q10 to US$48.1 million in 1Q11, partially offset by a 39% increase in contributions from Cerro Verde, which rose from US$45.9 million in 1Q10 to US$63.9 million in 1Q11.

YANACOCHA
At Yanacocha (43.65% owned by Buenaventura), 1Q11 gold production was 288,214 ounces of gold, a decrease of 32% compared to 1Q10 (422,798 ounces) due to a 34% decline in the ore mined.

Costs applicable to sales at Yanacocha in 1Q11 were US$603/oz, 56% higher than the figure reported in 1Q10 (US$387/oz) due to higher labor costs and consumption of processing commodities (lime, grinding balls and cyanide), partially offset by lower worker’s participation.

Net income at Yanacocha in 1Q11 was US$110.7 million, a 32% decrease compared to the 1Q10 figure (US$162.5 million).

During 1Q11, EBITDA totaled US$193.9 million, a decrease of 29% compared to 1Q10 (US$273.1 million). This decrease was mainly due to a 18% decline in revenues (US$380.1 million in 1Q11 vs. US$460.9 million in 1Q10) due to a 32% decrease in the volume of gold sold.

Capital expenditures at Yanacocha were US$105.4 million in 1Q11.

CERRO VERDE
At Cerro Verde (19.26% owned by Buenaventura), 1Q11 copper production was 79,463 MT, a 6% increase when compared to 1Q10 (74,954 MT).

During 1Q11, Cerro Verde reported net income of US$367.7 million, a 54% increase when compared to US$238.6 million in 1Q10.

Capital expenditures at Cerro Verde in 1Q11 totaled US$21.0 million.

Net Income

This quarter, Buenaventura’s net income was US$218.3 million (US$0.86 per share), 40% higher compared to the US$156.4 million (US$0.61 per share) reported in 1Q10. This increase was mainly due to a 171% increase in operating income, partially offset by a 32% decrease in contributions from Yanacocha.

Buenaventura
First Quarter 2011 Results

Project Development

LA ZANJA EXPANSION

•
Pampa Verde Project. Construction will begin in 2Q11. This project includes the development of the Pampa Verde Pit, a mine waste deposit, an acid water plant and the construction of a road to connect the Pampa Verde Pit with San Pedro Sur Leach Pad Stage II. Construction will be completed in the third quarter 2012. Total investment for this project is expected to be US$32.5 million.

MANGANESE SULFATE PLANT

•
Buenaventura commenced construction of a manganese sulfate plant in 1Q11 with a total budget of US$56.0 million. The objective of this plant is to remove the manganese content in the Uchucchacua lead-silver concentrates using chemical processes.

•	The facilities will be located on the Northern Coast of Lima and include an acid washing plant, a sulfuric acid plant and a manganese sulfate plant.

TANTAHUATAY

•
Total estimated CAPEX is US$72.0 million. As of March 31, 2011, project expenditures have totaled US$44.3 million. The construction permit was obtained May 24, 2010. The mine construction progress is summarized in the following chart:

Structure	Progress as of March 31, 2011
Tantahuatay pit	58%
Waste rock deposit	56%
Waste soil deposit	96%
Top soil deposit	91%
Leaching platform	64%
Processing plant	81%

HUANZA HYDROELECTRICAL PLANT

•
As of March 31, 2011, Buenaventura’s total investment in the Huanza Project was US$76.4 million, representing 58% from the entire budget. US$66.0 million of the total amount invested was financed via a leasing agreement with Banco del Credito Del Peru (Total leasing agreement: US$119.0 million).

•	Construction progress at the Huanza Project through March 31, 2011 was as follows:

1.	Water Conduction Tunnel: 4,462m were completed, representing 44% of scheduled construction.
2.	Powerhouse: excavation was completed and the first shipment of electromechanical equipment arrived.
3.	Pallca Dam: excavation was completed and is ready to start with the concrete base construction.

Buenaventura
First Quarter 2011 Results

* * *

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, Precious Metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Poracota, Uchucchacua, Antapite, Julcani and Recuperada). Buenaventura also has a controlling interest in three mining companies (El Brocal, La Zanja and CEDIMIN) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% of Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, 19.26% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, which owns theChucapaca project.

For a printed version of the Company’s 2009 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Endnotes:

† In this release, Buenaventura presents financial measures in accordance with Peruvian GAAP and also on a non-GAAP basis.  EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable Peruvian GAAP financial measures.

Buenaventura
First Quarter 2011 Results

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	46.08	Colquijirca and Marcapunta Project
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.09	Tantahuatay Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.26	Cerro Verde

(*)Consolidates
(**) Equity Accounting

Buenaventura
First Quarter 2011 Results

APPENDIX 2

	GOLD PRODUCTION

	Three Months Ended March 31
	Orcopampa			Poracota
	2011	2010	%	2011	2010	%
Ore Milled DST	125,467	107,296	17%	60,425	54,663	11%
Ore Grade OZ/ST	0.62	0.61	0%	0.24	0.30	-18%
Recovery Rate %	95.4%	95.6%		82.1%	85.3%
Ounces Produced	73,570	65,130	13%	12,101	13,929	-13%

Orcopampa Old Tailings		1Q11	4,954	1Q10	6,989
Orcopampa Total Production		1Q11	78,524	1Q10	72,119

	Three Months Ended March 31
	Antapite			La Zanja
	2011	2010	%	2011	2010	%
Ore Milled DST	35,846	30,005	19%
Ore Grade OZ/ST	0.24	0.24	-1%
Recovery Rate %	95.6%	96.4%
Ounces Produced	8,254	7,069	17%	25,151	0

	SILVER PRODUCTION

	Three Months Ended March 31
	Uchucchacua			El Brocal
	2011	2010	%	2011	2010	%
Ore Milled DST	278,978	229,729	21%	635,320	359,469
Ore Grade OZ/ST	12.60	12.63	0%	1.35	2.43
Recovery Rate %	71.0%	70.2%		53.0%	65.9%
Ounces Produced	2,501,813	2,037,956	23%	453,674	574,654	-21%

	ZINC PRODUCTION

	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2011	2010	%	2011	2010	%
Ore Milled DST	278,978	229,729	21%		359,469
Ore Grade %	1.33	1.48	-10%		0.05
Recovery Rate %	55.9%	48.5%			73.0%
ST Produced	2,097	1,671	25%		13,118

Buenaventura
First Quarter 2011 Results

APPENDIX 3

EBITDA RECONCILIATION (in thousand US$)

	1Q11	1Q10
Net Income	239,094	165,147
Add / Substract:
Provision for income tax, net	45,539	15,908
Share in associated companies by the equity method, net	(105,705)	(112,254)
Interest income	(3,335)	(3,695)
Interest expense	2,145	2,486
Loss on currency exchange difference	798	754
Other, net	(2,067)	(3,164)
Depreciation and Amortization	21,393	16,559
Provision for long term officers´ compensation	0	423
Workers´ participation provision	7,158	2,415
EBITDA Buenaventura Direct Operations	205,020	84,579
EBITDA Yanacocha (43.65%)	84,638	119,201
EBITDA Cerro Verde (19.26%)	104,910	76,319
EBITDA Buenaventura inc Yanacocha and Cerro Verde	394,568	280,099

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Yanacocha and Cerro Verde) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) and (2) Buenaventura’s equity share of EBITDA (Cerro Verde). EBITDA (Yanacocha) and EBITDA (Cerro Verde) were similarly calculated using financial information provided to Buenaventura by Yanachocha and Cerro Verde, respectively.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) to provide further information with respect to its operating performance and the operating performance of its equity investees, Yanachoca and Cerro Verde. EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) are not a measure of financial performance under Peruvian GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) as alternatives to operating income or net income determined in accordance with Peruvian GAAP, as an indicator of Buenaventura’s, Yanacocha’s or Cerro Verde’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with Peruvian GAAP, as an indicator of cash flows or as a measure of liquidity.

Buenaventura
First Quarter 2011 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of March, 31 2011  and  December, 31 2010

	2011	2010
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	663,220	600,796
Financial asset at fair value through profit and loss	50,960	50,154
Trade accounts receivable, net	120,933	160,928
Other accounts receivable	38,964	23,593
Accounts receivable from related parties	17,095	18,903
Embedded derivatives for concentrates sales	20,325	13,645
Inventory, net	100,111	82,081
Prepaid taxes and expenses	33,563	21,615
Total current assets	1,045,171	971,715

Other accounts receivable	1,517	1,538
Accounts receivable from related parties	30,700	20,736
Inventory	35,902	27,104
Prepaid taxes and expenses	1,813	12,887
Investment in associates	1,523,082	1,411,036
Mining concessions and property, plant and equipment, net	553,841	532,577
Development costs, net	82,341	86,340
Deferred income tax asset	180,727	201,454
Other assets	5,840	6,095
Total assets	3,460,934	3,271,482

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	74,284	91,374
Income tax payable	25,311	26,538
Dividends	106,065	917
Other liabilities	93,633	114,921
Accounts payable from related parties	463	1,584
Hedge derivative financial instruments	12,044	16,291
Financial obligations	2,009	2,018
Total current liabilities	313,809	253,643

Other long-term liabilities	100,872	116,214
Accounts payable from related parties	1,387	1,370
Financial obligations	66,534	55,134
Hedge derivative financial instruments	6,662	6,897
Deferred income tax liabilities	19,410	21,152
Total liabilities	508,674	454,410

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2011 y 2010	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2011 y 2010	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	162,639	162,633
Other reserves	269	269
Retained earnings	1,616,220	1,481,855
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized, gain (loss)	(5,595)	(6,875)
	2,717,995	2,582,344
Minority interest	234,265	234,728
Total shareholders’ equity, net	2,952,260	2,817,072

Total liabilities and shareholders’ equity, net	3,460,934	3,271,482

Buenaventura
First Quarter 2011 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three month period ended March 31, 2011 and March 31, 2010

	For the three month period ended March, 31
	2011	2010
	US$(000)	US$(000)
Operating income
Net sales	363,480	187,609
Royalty income	12,267	14,127
Total income	375,747	201,736

Operating costs
Cost of sales, excluding depreciation and amortization	111,512	71,811
Explorations in operating areas	22,259	18,334
Depreciation and amortization	21,393	16,559
Total operating costs	155,164	106,704
Gross income	220,583	95,032

Operating expenses
Administrative expenses	16,982	11,279
Explorations in non-operating areas	10,604	7,855
Royalties	14,323	8,654
Sales expenses	2,205	2,062
Total operating expenses	44,114	29,850

Operating income	176,469	65,182

Other income (expenses), net
Share in associated companies by the equity method, net	105,705	112,254
Interest income	3,335	3,695
Interest expense	(2,145)	(2,486)
Loss on currency exchange difference	(798)	(754)
Other, net	2,067	3,164
Total other income, net	108,164	115,873

Income before income tax and minority interest	284,633	181,055

Provision for income tax, net	(45,539)	(15,908)

Net income	239,094	165,147

Net income attributable to minority interest	(20,762)	(8,747)

Net income attributable to Buenaventura	218,332	156,400

Basic and diluted earnings per share attributable to
Buenaventura, stated in U.S. dollars	0.86	0.61

Buenaventura
First Quarter 2011 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three month period ended March 31, 2011 and March 31, 2010

	For the three month period ended March, 31
	2011	2010
	US$(000)	US$(000)
Operating activities
Proceeds from sales	396,795	222,166
Royalties received	14,150	17,672
Interest received	2,480	1,048
Value Added Tax recovered	4,035	2,301
Payments to suppliers and third parties	(209,375)	(105,631)
Payments to employees	(58,454)	(41,406)
Payment of royalties	(15,573)	(11,340)
Income tax paid	(30,232)	(17,996)
Payments of interest	(576)	(2,478)
Net cash and cash equivalents provided by operating activities	103,250	64,336

Investment activities
Proceeds from sales of plant and equipment		601
Additions to mining concessions, property, plant and equipment	(41,348)	(54,452)
(Increase) decrease in time deposit	14,833	(18,930)
Payments for purchase of investments shares	(9,079)	(5,302)
Disbursements for development activities	(1,786)	(2,458)
Net cash and cash equivalents used in invesment activities	(37,380)	(80,541)

Financing activities
Increase in financial obligations	11,387	11,606
Dividens paid to minority shareholders of subsidiary		(4,840)
Payments of long-term debt		(215,216)
Net cash and cash equivalents provides by (used in) financing activities	11,387	(208,450)

Increase (decrease) in cash and cash equivalents during the period, net	77,257	(224,655)
Cash and cash equivalents at beginning of period	582,861	714,454

Cash and cash equivalents at period-end	660,118	489,799

Buenaventura
First Quarter 2011 Results

	For the three month period ended March, 31
	2011	2010
	US$(000)	US$(000)
Reconciliation of net income to cash and cash equivalents provided by (used in) operating activities
Net income	218,332	156,400
Add (less)
Depreciation and amortization	21,393	16,559
Net income attributable to minority interest	20,762	8,747
Provision for estimated fair value of embedded derivatives related to sales of contentrates	(6,680)	4,126
Deferred income tax	17,531	2,956
Loss on currency exchange differences	798	754
Provision for long term officers’ compensation	-	423
Share in associates companies by the equity method, net of dividends received in cash	(105,705)	(112,254)
Adjustment to present value of mining-units closure provision	1,568	(2,071)
Allowance for doubtful trade accounts receivable	-	-
Net cost of equipment sold
Income from release of commitment related to commercial contracts	-	-
Decrease of allowance for impairment of inventories	(1,783)	(105)

Net changes in operating assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable, net	39,995	29,582
Other accounts receivable	(21,774)	5,634
Accounts receivable from related parties	(8,156)	3,545
Inventory	(26,828)	(7,672)
Prepaid taxes and expenses	(875)	(4,619)

Increase (decrease) of operating liabilities
Trade accounts payable	(17,090)	13,552
Income tax payable	(1,227)	(14,409)
Other liabilities	(27,011)	(36,812)

Net cash and cash equivalents provided by operating activities	103,250	64,336

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 28, 2011